UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. ________)*

                          GAVELLA CORP.
                        (Name of Issuer)

            Shares of Common Stock, $0.001 Par Value
                 (Title of Class of Securities)

                           368075 10 7
                         (CUSIP Number)

                          Sam Klepfish
                  Vice President and Secretary
                          Gavella Corp.
                        231 Norman Avenue
                    Brooklyn, New York 11222
                          718-383-4999

                         With a copy to:

                        David Lubin, Esq.
                    David Lubin & Associates
                      92 Washington Avenue
                   Cedarhurst, New York 11516
                          516-569-9629

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 9, 2004
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
 1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Direct Capital Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group*
                              (a) [__]     (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions)
     WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6. Citizenship or Place of Organization
     State of Israel

Number of                      7. Sole Voting Power
Shares Beneficially                  31,500,000
Owned by                       8. Shared Voting Power
by Each                                  -0-
Reporting                      9. Sole Dispositive Power
Person With                          31,500,000
                              10. Shared Dispositive Power
                                             -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
       31,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares*

13. Percent of Class Represented by Amount in Row (11)
       90%

14. Type of Reporting Person (See Instructions)
       CO


The number of shares held by the Reporting Person reflect the 1:2 reverse stock split which became effective by the filing of the Amendment to the Certificate of Incorporation of the Issuer with the Secretary of State of the State of Delaware on November 19, 2004.

Item 1. Security and Issuer

Security:   Common Stock, par value $.001 per share (the  "Common
Stock") (CUSIP No. 368075 10 7)

Issuer:   Gavella Corp.
     231 Norman Avenue
     Brooklyn, New York 11222

Item 2. Identity and Background

(a)  The name of the person filing this statement: Direct Capital
Investments, Ltd. (the "Reporting Person").

The directors of the Reporting Person are Micha Vigderhouse, Reuven Narboni, Yosef Geisinski, Haim Mor, Amit White and Dalia Asulin. The Chief Executive Officer of the Reporting Person is Micha Vigderhouse and the Chief Financial Officer is Lior Ostashinsky. Each of Haim Mor, Uri Rosin and Dan Beychok own over 5% of the outstanding shares of the Reporting Person.

(b) Address for the Reporting Person: 12 Raoul Wallenberg Street, Tel Aviv, Israel 69719. Unless otherwise indicated in this report, the address for each of the officers and directors of the Reporting Person is 12 Raoul Wallenberg Street, Tel Aviv Israel 69719.

(c) Principal Business: The Reporting Person is a publicly-traded, limited liability company established in the State of Israel in the business of merchant banking.

Mr. Vigderhouse is the chief executive officer of Pacific ZA, a trading company located at English Building 8 No. 3 Street, Hegui Road Daliang Town Shunde District, Foshan City, Guangdong 528300 China. Mr. Ostashinsky is Vice President Finance and Investor Relations and Secretary of Technoprises, Ltd., 12 Raoul
Wallenberg Street, Tel Aviv Israel 69719, a company developing products for the distribution of content via broadband networks. Mr. Narboni is the owner and President of Ain Sof Capital, Inc., 686 Eastern Parkway, No. 4, Brooklyn, New York 11213, a real estate financing consultant company. Mr. Geisinski is Dean and Senior Rabbi of Silverstein Hebrew Academy and Chabad of Great Neck, 400 East Shore Road, Great Neck, New York 11024, a pre-school/day school and Jewish community center. Mr. Mor is the Ownerof H.N.F. International, Inc., 13636 Lemcy Street, VanNuys, California 91401, a real estate investment company. Mrs. Asulin is employed as a bookkeeper at Hagar Dalia Book Keeping office, located at 6 Hazanhanim Street, Givatayim, Israel. Mr. White is a self-employed insurance broker in Israel. Mrs. Asulin is a self-employed accountant in Israel. Mr. Rosin is the owner and an employee of Sunward Shipping & Trading, Inc., 40 Cutter Mill
Road, Suite 205, Great Neck, New York 11021, a transoceanic tanker, shipping and trading broker company. Mr. Beychok is owner and President of Banner Homes, a builder/contractor company with an address at 1620 Bay Road, Sarasota, Florida 34239.

(d) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a publicly-traded limited liability company established in the State of Israel. Each of the officers and directors of the Reporting Person is a citizen of Israel, other than Mr. Narboni who holds dual citizenship with France and the United States, Mr. Rosin who holds dual citizenship with Israel and the United States, and Messrs. Geisinski, Beychok and Mor who are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 31,500,000 post-reverse split shares of Common Stock of the Issuer on November 9, 2004 pursuant to a Subscription Agreement dated November 9, 2004 between the Issuer and the Reporting Person. The purchase price for the shares of the Issuer was $900,000, consisting of (i) an assignment to the Issuer of a promissory note made by 231 Norman Avenue, LLC, a New York limited liability company (the "LLC") to the Reporting Person in the principal amount of $770,000 (the "Note") and (ii) cash in the amount of $130,000, $50,000 of which was paid on November 9, 2004. The balance of the purchase price for the shares, $80,000, is to be paid by Reporting Person on or before November 30, 2004. The Note, which is due and payable on June 15, 2005, provides for quarterly payments of interest only to the Reporting Person at an annual interest rate of 12%. The
Note is secured by a pledge which encumbers the LLC's membership interest (the "Membership Interest") in 231 Norman Avenue Property Development, LLC, a New York limited liability company which owns fee simple title to the real property located at 231 Norman Avenue, Brooklyn, New York. 231 Norman Avenue Property Development is in the business of owning and operating income producing  real  estate  in  the New  York/New  Jersey  area.  In addition, the Issuer received an assignment of an Option Agreement whereby the LLC granted the Reporting Person the right to purchase the Membership Interest upon a default of the Note or at any time prior to payment in full of the Note. The exercise price of the option is the outstanding amount then due and payable under the Note. The cash portion of the purchase price came directly from the Reporting Person.


Item 4. Purpose of Transaction

The Reporting Person acquired control of the Issuer. Currently, the Reporting Person is considering various transactions involving the Issuer, including without limitation, acquisitions and financing arrangements. As of the date of this report, there are no definitive agreements between the Issuer and any third party.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 31,500,000 shares of Common Stock, or approximately 90% of the issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by it.

(c) Except for the acquisition of the 31,500,000 reported herein, neither the Reporting Person nor any person listed in
Item 2(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this
Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bartram Holdings, Inc., a Delaware company ("Bartram") which as a result of the acquisition of control by the Reporting Person is 20% owned by the Issuer, was granted a one time option to cause the Issuer to distribute to all of its stockholders all or a portion of the common stock of Bartram owned by the Issuer. Bartram has the right to exercise this option until March 31, 2006. If Bartram exercises its option, it shall be responsible for all costs in connection therewith.

The Reporting Person is party to a Management Agreement dated as of November 2004, with DCI Management, LLC, a New York limited liability company ("Manager"), pursuant to which Manager has the authority and power to manage the business, affairs and assets of the Reporting Person, including, without limitation, the Issuer, for a term of three years. The Manager shall bring to the Reporting Person opportunities, suitable merger or acquisition partners and evaluate business strategies for the Reporting Person. The Manager also has the right to co-invest in the Reporting Person or in any subsidiary of the Reporting Person; the Manager has six months from the closing of such investment to invest up to one-quarter of the funds invested on the same terms. In consideration for its services, the Manager is to receive (i) a monthly management fee of 3% of the sum of the net asset value of the Reporting Person and all monies invested in the Reporting Person or its subsidiaries; (ii) an option to purchase 125,000 of ordinary shares of the Reporting Person on each anniversary date of the agreement at $1 per share; and (iii) an additional option which grants the Manager an option to purchase the increase in the net asset value of the Reporting Person each year. For all the terms and conditions of the Management Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 10.1. All statements made herein concerning the foregoing agreement are qualified by references to said exhibit.

The Manager is governed by an Operating Agreement dated as of September 2004, by and among the Manager, A&C Capital USA, Inc., a New York corporation, and PEM, LLC, a New York limited liability company. David Yerushalmi, the Chairman, Chief Executive Officer and a director of the Issuer, Adam Ofek, the President, Chief Financial Officer, Treasurer and a director of the Issuer, and Sam Klepfish, the Senior Vice President, Secretary and a director designee of the Issuer, are also officers of the Manager. A&C Capital USA is an affiliate of Mr. Ofek, and PEM is an affiliate of Mr. Yerushalmi. The operating agreement sets forth the terms and conditions of conducting the business of the Manager, which shall jointly be managed by the two members. In particular, the member who introduces a financing opportunity to the Reporting Person or any of its assets or subsidiaries, including the Issuer, shall have the right to determine the allocation of 60% of such allocation, subject to approval by the board of directors of the company in which the financing opportunity is directed. For all the terms and conditions of the Operating Agreement, reference is hereby made to such agreement annexed hereto as Exhibit 10.2. All statements made herein concerning the foregoing agreement are qualified by references to said exhibit.


Item 7. Material to Be Filed as Exhibits

Exhibit 10.18       Management Agreement, dated as of September
2004, by and between Direct Capital Investments, Ltd. and DCI
Management, LLC.

Exhibit 10.19        Operating Agreement, dated as of September
2004, by and among A&C Capital USA, Inc., PEM, LLC, and DCI
Management, LLC.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 24, 2004

DIRECT CAPITAL INVESTMENTS, LTD.

/s/Micha Vigderhouse
By: Micha Vigderhouse
Its: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).